May 8, 2014

Amanda Ravitz Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	CBD Energy Limited Registration Statement on Form F-1 Filed April 24, 2014 File No. 333-194780

Dear Ms. Ravitz:

On behalf of our client, CBD Energy Limited, a corporation formed under the laws of Australia (the “Company”), we hereby provide responses to comments (the “Comments) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 7, 2014 (the “Letter”) regarding Amendment No. 1 to the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 24, 2014. Contemporaneous with this submission, the Company is filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter. For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment. In the responses below, page number references are to the Amended Registration Statement.

Prospectus Cover Page

1.	We note your response to prior comment 2, however, it does not appear you have included the volume of securities to be sold. Please include this information.

Response: We have revised the disclosure as requested. See the prospectus cover page.

Table of Contents

2.	Please remove the language you added that you “cannot assure you as to the accuracy or completeness of this information” as it implies you are not responsible for the statements you make in your registration statement.

Response: We have revised the disclosure as requested. See page i.

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The Company has authorized me to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc: Gerry McGowan, CBD Energy Limited